[Gran Tierra Letterhead]
December 18, 2007
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
RE:	Gran Tierra Energy Inc. Registration Statement on Form S-1 Filed October 26, 2007 File No. 333-146953
Ladies and Gentlemen:
     The undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 5:00 p.m. Eastern Time on Wednesday, December 19, 2007 or as soon thereafter as is practicable.
Further, Gran Tierra hereby confirms to the Commission:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Gran Tierra Energy Inc.
/s/ Martin Eden

By:	Martin Eden
Chief Financial Officer

cc:	Nancy H. Wojtas and Brett D. White
Cooley Godward Kronish llp